BP 3/11

04015622

UNITED STATES
[ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3.22

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH, D.C. 158 SECTION

SEC FILE NUMBER
8-52354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220
(No. and Street)

Chicago,	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Stern (312)630-3300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Stern, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of optionsXpress, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas E. Stern
Signature

Chief Financial Officer
Title

Notary Public

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
My Commission Expires Apr. 30, 2006

This report** contains (check all applicable boxes):

- ∏ (a) Facing page.
- ∏ (b) Statement of Financial Condition.
- ™ (c) Statement of Operations.
- ™ (d) Statement of Cash Flows.
- ™ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ™ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ∏ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ™ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

optionsXpress, Inc.

December 31, 2003
with Report of Independent Auditors

optionsXpress, Inc.

Consolidated Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Stockholders of
optionsXpress, Inc.

We have audited the accompanying consolidated statement of financial condition of optionsXpress, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

optionsXpress, Inc.

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$2,777,511
Receivable from brokers and exchanges	2,127,911
Receivable from clearing broker	2,496,385
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $495,636	866,649
Software, net of accumulated amortization of $560,296	1,035,381
Exchange membership, at cost (market value $270,000)	160,000
Other assets	221,875
Total assets	$9,685,712
Liabilities and stockholders' equity	
Accounts payable	$ 370,095
Accrued liabilities	984,501
Current income taxes payable	181,776
Deferred income taxes payable	403,000
Total liabilities	1,939,372
Stockholders' equity	
Common stock	3,822
Preferred stock	183
Additional paid-in capital	1,622,933
Retained earnings	6,119,402
Total stockholders' equity	7,746,340
Total liabilities and stockholders' equity	$9,685,712

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

optionsXpress, Inc. is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company wholly owns bX Holdings LLC, and bX Holdings LLC wholly owns brokersXpress LLC. The consolidated statement of financial condition includes the accounts of optionsXpress, Inc., bX Holdings LLC, and brokersXpress LLC (collectively, the Company). All significant intercompany balances have been eliminated in consolidation. The Company provides internet-based options and stock brokerage services to retail customers located throughout the Unites States and the world. The Company clears all customer transactions through a clearing broker on a fully disclosed basis.

Cash Equivalents

Cash equivalents consist of all highly liquid investments with maturity of three months or less at date of acquisition.

Software

The Company capitalizes costs associated with software developed for internal use. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. These capitalized costs are amortized on a straight-line basis over three years.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over three years. Leasehold improvements are depreciated on a straight-line basis over three years, which is less than the seven years remaining on the primary office lease agreement.

1. Nature of Operations and Significant Accounting Policies (continued)

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," which requires more prominent disclosures in annual financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The additional disclosures of SFAS No. 148 are required for fiscal years ending after December 15, 2002.

As permitted for in SFAS No. 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company, utilizing the intrinsic value-based method of accounting, recognizes no compensation expense related to employee stock options, as long as options are granted with an exercise price equal to, or greater than, the fair market value of the underlying common stock on the date of grant as determined by management.

Income Taxes

The Company files a consolidated income tax return with its subsidiaries. Deferred income tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using the currently enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

A critical accounting estimate relates to the capitalization of internally developed software. During the year ended December 31, 2003, the amount of capitalized internally developed software costs totaled $682,879. The amortization expense from internally developed software for the year ended December 31, 2003, was $399,991.

2. Receivable From Clearing Broker

The receivable from the clearing broker represents amounts due to commissions earned, a portion of the margin interest, and other earnings on customer balances. The receivable also includes a cash deposit of $253,248, pursuant to the clearing agreement.

3. Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consisted of the following:

Furniture	$ 118,013
Equipment	1,122,747
Leasehold improvements	67,320
Miscellaneous	54,205
	1,362,285
Less: Accumulated depreciation and amortization	495,636
	$ 866,649

4. Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through April 30, 2009. At December 31, 2003, the minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2004	$ 378,471
2005	355,921
2006	317,211
2007	300,000
2008	320,000
2009	110,000
	$1,781,603

The Company has the right to terminate the primary office space lease, which expires in April 2009, annually with the payment of a penalty of up to $90,000. Rental expense for the primary office space during the year ended December 31, 2003, totaled approximately $200,000.

5. Capitalization

At December 31, 2003, the Company has 10,000,000 shares of authorized preferred stock of $0.0001 par value. Of the authorized amount, 2,500,000 shares were designated as Series A Convertible Preferred, and as of December 31, 2003, 1,839,938 shares were issued and outstanding. The convertible preferred stock has the same voting rights as the common stock and a preference value in liquidation of the greater of $1.50 per share, or the amount each stockholder would receive if the preferred stock was converted into common stock immediately prior to liquidation. The preferred stock is convertible to common stock at any time on a share for share basis.

At December 31, 2003, the Company also had 25,000,000 shares of $0.0001 par value common stock authorized and 5,426,776 shares issued and outstanding. Of the total shares outstanding at December 31, 2003, 2,000,000 shares are held by the executives of the Company under restricted stock agreements.

Certain stockholders have entered into agreements that preclude them from selling or otherwise transferring their shares. The Company, in the event of termination, death, or disability, has the right, but not the obligation, to purchase these shares at fair market value, as defined in the agreement. If the termination is for cause, the purchase price would be substantially less.

The Company has declared and paid dividends totaling $9,455,189 to all preferred and common stockholders of record during the year ended December 31, 2003.

On October 28, 2003, the Company purchased 66,666 shares of Series A Convertible Preferred Stock owned by Legent Clearing Corporation (Legent), its clearing broker, for $1,999,980. The stock was retired, and the amount in excess of par value was charged to additional paid-in capital.

6. Equity Incentive Plan

The Company maintains an equity incentive plan (the Plan) whereby management may, at its discretion, grant eligible employees, directors, independent contractors, or consultants of the Company, restricted stock or options to purchase up to 500,000 shares of the Company's common stock. In general, one-third of the options become exercisable on the first anniversary date following the grant, and one-thirty-sixth of the options become exercisable on each of the succeeding 24 monthly anniversaries of the first anniversary date. All options expire ten years after the date of the grant.

6. Equity Incentive Plan (continued)

The following table summarizes the activities of the Plan for the year ended December 31, 2003:

	Options	Exercise Prices
Outstanding, January 1, 2003	280,000	$1.25 – $ 2.50
Granted to employees		
January to August	85,500	$7.20
October	9,500	$25.00
Exercised by employees	(101,784)	$1.25 – $ 2.50
Forfeited by employees	(16,000)	$1.25 – $ 2.50
Outstanding, December 31, 2003	257,216	

The following table summarizes the options outstanding and exercisable at December 31, 2003:

	Options Outstanding		
Exercise Price	Number	Remaining Contractual Life	Number of Options Exercisable
$1.25	64,095	7 – 8 years	41,470
$2.50	98,121	8 – 9 years	37,677
$7.20	85,500	9 – 10 years	1,667
$25.00	9,500	10 years	–
	257,216		80,814

After the subsequent event occurred (see Note 6), the Company had 231,686 options outstanding, with 72,091 vested.

SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS) requires pro forma disclosures for the effect on net income as if the fair market value based method of accounting provided for under SFAS No. 123 has been adopted. Such disclosures are determined through the use of an option-pricing model.

6. Equity Incentive Plan (continued)

Based on management's estimate, the fair market value at the date of grant for options granted during the year ended December 31, 2003, was $295,735. The fair market value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the following assumptions: expected volatility of 37% for options granted on October 1, 2003, and 50% for options granted prior to that date, risk-free interest rate of 3%, annual dividend rate of 3% per share, and an expected life of 5 years.

As permitted by SFAS No. 123, all stock options granted to employees are accounted for in accordance with APB 25. Accordingly, employee compensation expense is recognized to the extent that the fair market value of the stock or stock options on the date of the grant to the employees exceeds the amount paid by the employee for the stock or the strike price of options. During the year ended December 31, 2003, no such compensation was recorded.

7. Employee Benefit Plan

The Company maintains a 401(k) savings plan covering all eligible employees. The Company may make discretionary contributions to the plan. No such Company contributions were made during the year ended December 31, 2003.

8. Off-Balance-Sheet Credit Risk

Under the terms of its clearing agreement with Legent, the Company has introduced its customers' accounts to Legent who clears and carries all customer activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily, and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, when necessary.

The Company's business constitutes the principal portion of Legent's business. Amounts receivable from the clearing broker are principally for commissions charged to customers and represent a concentration of credit risk. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

8. Off-Balance-Sheet Credit Risk (continued)

The Company maintains its cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured balances were $2,532,746 at December 31, 2003. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

9. Net Capital Requirements

optionsXpress, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, optionsXpress, Inc. had net capital of approximately $3,451,000 and net capital requirements of $250,000. The ratio of aggregate indebtedness to net capital at December 31, 2003, was .73 to 1.

brokersXpress LLC is also subject to Rule 15c3-1 and at December 31, 2003, had net capital of approximately $250,000 and net capital requirements of $50,000.

The net capital rule may effectively restrict the payment of cash dividends, advances, or other equity withdrawals.

10. Subsequent Event

On January 15, 2004, the Company issued approximately 2.4 million shares of a new series of preferred stock in exchange for approximately $88,400,000. The Company incurred approximately $2.5 million in costs in connection with this transaction. In conjunction with this transaction, the outstanding preferred stockholders converted their stock into shares of common stock. The existing shareholders of the common stock, including those that resulted from employees exercising stock options in January 2004, redeemed approximately 2.4 million shares of common stock back to the Company for an aggregate amount of approximately $88,400,000. After the transactions described above, the Company had outstanding 4,866,101 shares of common stock and 2,426,143 shares of the newly issued preferred stock.

10. Subsequent Event (continued)

The newly issued preferred stock is convertible into common stock on a one for one basis at any time and shares in dividends on the basis as if converted into common stock. The newly issued preferred stock also has certain voting rights with regard to the election of directors and certain corporate matters. If the newly issued preferred stock is not redeemed before January 15, 2009, by some liquidity event, as defined in the agreement, these preferred stockholders also have the right to put their stock back to the Company for approximately $88,400,000.

Additionally, by February 29, 2004, or such other date as determined by the Board of Directors, a dividend will be declared for the difference between the Company's net book value on January 15, 2004, and the $2,750,000 base net capital amount stated in the contract.